UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                              Ark Restaurants Corp.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    040712101
                                    ---------
                                 (CUSIP Number)

                                 August 25, 2003
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                ------------------------
CUSIP No.  040712101                  13G               Page  2  of  10  Pages
           ---------                                         ---    ----
------------------------                                ------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kirkwood Capital, LP
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]

                                                                 (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       159,961
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   159,961
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       159,961
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No.  040712101                  13G               Page  3  of  10  Pages
           ---------                                         ---    ----
------------------------                                ------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kirkwood Capital, LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]

                                                                 (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       159,961
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   159,961
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       159,961
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No.  040712101                  13G               Page  4  of  10  Pages
           ---------                                         ---    ----
------------------------                                ------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David Rabinowitz
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]

                                                                 (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       159,961
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   159,961
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       159,961
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Schedule 13G (this "Schedule 13G") is being filed with respect to the Common Stock (as defined in Item 2(d) below) of Ark Restaurants Corp.

Item 1(a):             Name of Issuer:
---------              --------------

     The name of the issuer is Ark Restaurants Corp., a New York corporation (the "Company").

Item 1(b):             Address of Issuer's Principal Executive Offices:
---------              -----------------------------------------------

     The Company's principal executive office is located at 85 Fifth Avenue, New York, New York 10003.

Item 2(a):             Name of Person Filing:
---------              ---------------------

     This Schedule 13G with respect to the Common Stock (as defined in Item 2(d) below) of the Company is filed by Mr. David Rabinowitz ("Mr. Rabinowitz"), Kirkwood Capital, LLC, a Delaware limited liability company (the "General Partner"), and Kirkwood Capital, LP, a New York limited partnership (the "Partnership" and, together with the General Partner and Mr. Rabinowitz, the "Reporting Persons"). The shares of Common Stock reported herein are held directly by the Partnership. The General Partner is the general partner of the Partnership, has investment discretion over securities held by the Partnership and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by the Partnership. Mr. Rabinowitz is the managing member of the General Partner and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by the Partnership.

Item 2(b):             Address of Principal Business Office or, if None,
---------              -------------------------------------------------
                       Residence:
                       ---------

     The address of the principal business office of each of the Reporting Persons is 1634 Ponce De Leon, Building 402, Atlanta, Georgia 30307.

Item 2(c):             Citizenship:
---------              -----------

     The Partnership is organized under the laws of the State of New York. The General Partner is organized under the laws of the State of Delaware. Mr. Rabinowitz is a citizen of the United States of America.

Item 2(d):             Title of Class of Securities:
---------              ----------------------------

     Common Stock, $0.01 par value ("Common Stock")

Item 2(e):             CUSIP Number:
---------              ------------

     040712101

Item 3:                If this statement is filed pursuant to Rules 13d-1(b)
------                 -----------------------------------------------------
                       or 13d-2(b) or (c), check whether the person filing is a:
                       --------------------------------------------------------

     (a) [ ] Broker or dealer registered under Section 15 of the Act,
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the
             Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                Ownership:
------                 ---------

     The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total 3,181,299 shares of Common Stock issued and outstanding as of August 6, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2003.

     A. The Partnership.
        ---------------
          The Partnership may be deemed to share beneficial ownership over its holdings with the General Partner and Mr. Rabinowitz. The Partnership's holdings are as follows:
          (a) Amount beneficially owned: 159,961
          (b) Percent of class: 5.0%
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 159,961
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition: 159,961

     B. The General Partner.
        -------------------

          The General Partner may be deemed to share beneficial ownership over its holdings with Mr. Rabinowitz and the Partnership. The General Partner's holdings are as follows:
          (a) Amount beneficially owned: 159,961
          (b) Percent of class: 5.0%
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 159,961
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition: 159,961

     C. Mr. Rabinowitz.
        --------------

          Mr. Rabinowitz may be deemed to share beneficial ownership over certain of his holdings with the General Partner and the Partnership. Mr. Rabinowitz's holdings are as follows:
          (a) Amount beneficially owned: 159,961
          (b) Percent of class: 5.0%
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 159,961
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition: 159,961

Item 5:                Ownership of Five Percent or Less of a Class:
------                 --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:                Ownership of More than Five Percent on Behalf of Another
------                 --------------------------------------------------------
                       Person:
                       ------

     Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:                Identification and Classification of the Subsidiary Which
------                 ---------------------------------------------------------
                       Acquired the Security Being Reported on by the Parent
                       -----------------------------------------------------
                       Holding Company:
                       ---------------

     Not applicable.

Item 8:                Identification and Classification of Members of the
------                 ---------------------------------------------------
                       Group:
                       -----

     Not applicable.

Item 9:                Notice of Dissolution of Group:
------                 ------------------------------

     Not applicable.

Item 10:               Certification:
-------                -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2003

                                    KIRKWOOD CAPITAL, LP

                                    By:  Kirkwood Capital, LLC,
                                         its General Partner


                                    By:  /s/ David Rabinowitz
                                         ----------------------------
                                         Name:  David Rabinowitz
                                         Title: Managing Member



                                    KIRKWOOD CAPITAL, LLC


                                    By:  /s/ David Rabinowitz
                                         ----------------------------
                                         Name:  David Rabinowitz
                                         Title: Managing Member



                                         /s/ David Rabinowitz
                                         ----------------------------
                                         David Rabinowitz





                         [SIGNATURE PAGE TO SCHEDULE 13G
                                 WITH RESPECT TO
                             ARK RESTAURANTS CORP.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1: Joint Filing Agreement, dated September 4, 2003, by and among Kirkwood Capital, LP, Kirkwood Capital, LLC and David Rabinowitz.